UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 22, 2021

(Date of Report (Date of earliest event reported))

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10573 W Pico Blvd, PMB #603
Los Angeles, CA, 90064
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On November 22, 2021, RealtyMogul Apartment Growth REIT, Inc. issued an investor communication relating to the quarter ended September 30, 2021. The text of the investor communication is set forth below.

Q3 2021*

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

REALTYMOGUL APARTMENT GROWTH REIT

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$248,000,000
	NUMBER OF INVESTMENTS	9
RealtyMogul Apartment Growth REIT is a public, non-traded REIT, investing in value-add multifamily apartment buildings with both preferred and joint venture equity, with a focus on providing capital appreciation to investors.	TOTAL NUMBER OF MULTIFAMILY UNITS	1,910
	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	66 Months
	LAST TWELVE MONTHS RETURN[2]	16.16%
	ANNUALIZED DISTRIBUTION RATE[3]	4.5%
KEY OBJECTIVES	DISTRIBUTION FREQUENCY	Quarterly
	TAX REPORTING FORM	1099-DIV

●	To realize capital appreciation in the value of our investments over the long term
●	To pay attractive and stable cash distributions.

PORTFOLIO STATISTICS4

*All data as of September 30, 2021 unless otherwise specified.

1 Aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. as of November 22, 2021 based on the most recent internal valuations as of September 30, 2021 pursuant to our valuation policies. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our offering circular.

2 Last Twelve Months returns represent the most recent consecutive twelve-month period immediately preceding such date. Past performance is not indicative of current and future results.

3 RealtyMogul Apartment Growth REIT has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to approximately 4.50% on an annualized basis based upon the then current purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

4 Based on the current outstanding investment amount as of November 22, 2021.

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VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of RealtyMogul Apartment Growth REIT. We have now provided 15 consecutive quarters of distributions, totaling over $3,600,000. To date, over 2,500 investors have invested, and RealtyMogul Apartment Growth REIT holds investments in over $248 million5 of real estate. We are also happy to share that 68% of investors have enrolled in the distribution reinvestment plan (DRIP), allowing for their distributions to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

We are proud that in Q3 2021, our Net Asset Value (NAV) per share increased from $10.70 to $11.05. This NAV per share increase represents a 3.3% return for Q3 2021, which, including our average daily distributions equating to a 4.5% annualized return for the year, represents an average total return of 4.40% for the quarter to stockholders and 16.16% for the last twelve months.6 In addition, please note that in 2020, 100% of distributions were classified as return of capital, which are non-taxable. 7 This classification was due in part to depreciation from our real estate investments, which offsets income. We plan to focus the remainder of 2021 on growth strategies for our existing portfolio to take advantage of the improving economic climate as well as new acquisitions to boost our NAV.

After quarter end, RealtyMogul Apartment Growth REIT realized its first full-cycle investment as Terrace Hill was sold on November 1, 2021. The business plan for renovation of the property, through a strategic renovation program, included renovation of units that became available due to normal tenant turnover, and re-leasing such renovated units at a higher rental rate in line with market rates. Unit interior renovations included vinyl plank flooring, new hardware and lighting fixtures, cabinet upgrades, kitchen backsplashes, and resurfaced countertops as well as converting the air conditioning to refrigerated air for select units and replacing all toilets, showerheads, and aerators with low-flow models, resulting in resource conservation and cost savings.

As a result of this business plan for renovation of the property, since the property’s acquisition, 219 of the 310 units were renovated, and renovation costs remained under budget. Of those 219 units, all were leased and achieved an average premium rent rate of $134/month over prior rent rates and within 4% of projected rental rates. Exterior capex work was also completed, including new roofs, new exterior paint, upgraded landscaping, pool renovation, re-purposing of an old tennis court to a new resident lounge area with a new basketball court and open grass area, new tables and benches, new BBQ grills, and low-flow toilets and showerheads retrofit. Since the property’s acquisition, the property’s average rental rate increased from $668/month at acquisition to $820/month upon the sale of the property, representing a 23% increase in rental rate.

The property was originally acquired for $18,700,000, or $60,323 per unit, and was sold for $27,325,000, or $88,145 per unit. The initial underwriting projected a property-level internal rate of return (“IRR”) of 17.4%, a 2.04x equity multiple and 8.05% average cash-on-cash return throughout a 5-year hold period. Based on the property’s sale price, the investment achieved approximately a 21.8% property-level IRR, a 1.58x equity multiple and 6% average cash-on-cash return.

Regarding the makeup of the portfolio, we continue to seek a diversified portfolio of multifamily real estate investments to provide investors exposure to the multifamily real estate market through their investment in RealtyMogul Apartment Growth REIT.8 As of November 22, 2021, RealtyMogul Apartment Growth REIT has nine investments spread across six markets.

5 Aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. as of November 22, 2021 based on the most recent internal valuations as of September 30, 2021 pursuant to our valuation policies. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our offering circular.

6 Represents the average total return based on the average aggregate distributions issued by RealtyMogul Apartment Growth REIT, Inc. and increase in NAV per share for the quarter ended September 30, 2021 and for the last twelve months ended September 30, 2021. An individual stockholder’s total return may vary from this average total return, and there is no assurance that stockholders will be able to realize the estimated NAV per share upon attempting to sell their shares. For purposes of this calculation, “Total Return” equals distributions issued to a stockholder plus the change in NAV per share (either positive or negative), less any applicable share repurchase fees, over the course of such stockholder’s investment.

7 There is no guarantee that stockholders will receive a distribution, and distributions have been paid from net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities.

8 An investment in RealtyMogul Apartment Growth REIT, Inc. is not a direct investment in commercial real estate.

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During Q3 2021, rent collections for the properties in RealtyMogul Apartment Growth REIT ‘s portfolio averaged 92%, a 1% increase quarter over quarter. For the uncollected rent, the real estate companies are working with tenants to apply to state funded COVID rent relief programs as further described below. Our portfolio consists entirely of multifamily properties, which we believe is an economically resilient asset type that offers optimal risk-adjusted returns.

We believe that the stimulus provided by the federal government accomplished its goal of facilitating economic growth out of the COVID-19 pandemic, and we are seeing potential effects of such stimulus in GDP growth as well as inflation. During Q3 2021, the U.S. Bureau of Economic Analysis estimated that U.S. real GDP grew 2.0% quarter over quarter, and total GDP now exceeds pre-pandemic levels by 6.8%. The Federal Reserve cut its forecast for 2021 growth in the nation’s gross domestic product from the 7% it projected in June to 5.9% while boosting its 2022 forecast to 3.8% from 3.3% previously, as well as projected a 4.8% unemployment rate by year-end, decreasing to 3.8% in 2022. Strong employment may put upward pressure on wages, which could benefit the multifamily asset class by increasing personal savings. Private sector wages for all nonfarm employees increased 4.6% year over year and achieved greater than 3% year over year increases since June 2021 according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index rose year over year 5.3% in July, 5.2% in August, and 5.4% in September according to the U.S. Bureau of Labor Statistics. We believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. As cities across the country continue to reopen since the outbreak of the COVID-19 pandemic, we believe that the economy will continue to improve and create an accretive environment for real estate investment. We believe that RealtyMogul Apartment Growth REIT is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.9

9 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in RealtyMogul Apartment Growth REIT, Inc. is not a direct investment in commercial real estate.

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INVESTMENT UPDATES

THE CLOVER ON PARK LANE (FKA SERENDIPITY APARTMENTS)	BROOKLYN PORTFOLIO

Location: Dallas, TX

Equity Investment: $4,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 09/01/2017

Asset Management Update: Property occupancy increased 2% quarter over quarter, ending Q3 at 94%. Through Q3 2021, 279 of the 343 units, or 81%, have been renovated as part of the value-add business plan. The bulk of the capital improvement plan has been achieved as exteriors and common area improvements are 97% complete. The property averaged 93% collections for Q3 2021. The real estate company is working extensively with the Texas Rent Relief Program, and a portion of the collections reflects tenant payments procured from this program.

As previously reported, the real estate company refinanced the property to reduce the interest rate on the senior loan and to take the project to completion. The real estate company has now returned approximately 79% of the original equity invested.

Location: Brooklyn, NY

Equity Investment: $3,000,000

Business Plan: Acquire nine rent-stabilized properties, maximize occupancy and increase rents as allowed.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/30/2017

Asset Management Update: Portfolio occupancy increased 2% quarter over quarter, ending Q3 at 97%, with three vacant units in the 112-unit portfolio. The real estate company has been leasing, and will continue to lease, units according to the legal rents set by the New York Rent Guidelines Board. In Q3 2021, property collections averaged 100%.

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VILLAS DEL SOL I & II (FKA PLANO MULTIFAMILY PORTFOLIO)

Location: Plano, TX

Equity Investment: $1,000,000

Business Plan: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/09/2018

Asset Management Update: Portfolio occupancy increased 3% quarter over quarter, ending Q3 at 99% occupied. 62 of the 156 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. Upgrades on the remaining units have been temporarily paused due to COVID-19 to maximize occupancy. Exterior and common area improvements are complete, and the property is amenitized with an improved leasing office, gazebos, BBQ grills, an upgraded laundry room and soccer court. The property averaged 88% collections for Q3 2021.

As previously reported, the real estate company refinanced the property to reduce the interest rate on the senior loan and to take the project to completion. The real estate company has now returned all the original equity invested.

VILLAS DE TOSCANA (FKA TUSCANY AT WESTOVER HILLS)

Location: San Antonio, TX

Equity Investment: $1,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/31/2018

Asset Management Update: Property occupancy increased 1% quarter over quarter, ending Q3 at 97% occupied. 43 of the 166 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 86 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 to maximize occupancy. The real estate company has completed all exterior capex work, which included roof repairs, exterior painting, backyards, landscaping, pool improvements, energy retrofits, signage, solar screens, and office renovations. The property averaged 95% collections for Q3 2021.

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VILLAS DE SONOMA (FKA VILLAS DE MAR)

Location: Fort Worth, TX

Equity Investment: $1,066,558

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 02/28/2018

Asset Management Update: Property occupancy decreased 4% quarter over quarter, ending Q3 at 83% occupied. 49 of the 263 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 58 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 to maximize occupancy. The real estate company has completed all exterior capex work, which included clubhouse renovations, BBQ grills, paint, signage and water retrofit. The retaining wall repair has been successfully completed as well. The property averaged 72% collections for Q3 2021. The real estate company has been working extensively with the Texas Rent Relief Program and helping facilitate the process and educating residents on this and other options as much as possible.

AVON PLACE APARTMENTS

Location: Avon, CT

Equity Investment: $3,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/01/2018

Asset Management Update: Property occupancy increased 1% quarter over quarter, ending Q3 at 96% occupied. 36 of the 164 units have been renovated with new flooring, appliances, cabinets, fixtures, and lighting packages. These renovated units have achieved premiums of $334 above previous rents, exceeding the pro forma target of $223 by 50%. The real estate company resumed unit renovations in Q3 2021, with three units under construction with the intention of testing the market in Q4 2021. The real estate company had previously completed property improvements, including painting all common areas and hallways, furnishing the pool area and renovating the clubhouse/game room and kitchen. The property averaged 99% collections for Q3 2021.

The real estate company refinanced the property to reduce the interest rate on the senior loan, and to take the project to completion. The real estate company distributed a portion of the refinance proceeds and has now returned approximately 38% of the original equity invested.

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NINETY-NINE44 APARTMENTS

Location: Dallas, TX

Equity Investment: $4,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 9/9/2020

Asset Management Update: Property occupancy increased 3% quarter over quarter, ending Q3 at 92% occupied. As of September 2021, the real estate company renovated 47 units. Of those 47 units, 42 have been leased and have achieved an average premium of $142/month over prior rents and 3% above projected rents. The real estate company has completed exterior capex work, including landscaping, parking lot repairs, parking lot restriping, trip hazard repairs, laundry room improvements and fitness center improvements. The real estate company plans to improve the fans, lighting, and air conditioning for the fitness center in the coming quarters. The property averaged 88% collections for Q3 2021. The real estate company is working with delinquent residents to pursue rent relief through the Texas Rent Relief Program.

THE ORION

Location: Orion Township, MI

Equity Investment: $5,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 3/23/2021

Asset Management Update: The property ended Q3 at 96% occupancy. As of September 2021, 26 of the 200 units have been renovated since acquisition. Of those 26 units, 22 have been leased and have achieved an average premium of $305/month over prior rents and 11% over of projected rents. In addition, exterior improvements have commenced as the clubhouse remodel, new exterior paint, and new dog park projects were completed during Q3. Improvements to signage, tenant amenity areas, and the parking lot are underway. Based on current bids, exterior improvements are expected to be completed below budget. The property averaged 92% collections for Q3 2021.

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LOTUS VILLAGE

Location: Austin, TX

Equity Investment: $2,500,000

Business Plan: Acquire and renovate a low-rise apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 6/25/2021

Asset Management Update: The property ended Q3 at 94% occupancy. Improvements to the fitness center and pool area as well as exterior repairs are currently in process. The property averaged 98% collections for Q3 2021.

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PAYOFFS

TERRACE HILL APARTMENTS

Location: El Paso, TX

Equity Investment: $3,385,320

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Date Sold: 11/1/2021

Asset Management Update: On November 1, 2021, the property was sold. As a result of the business plan for the renovation of the property, since the property’s acquisition, 219 of the 310 units had been renovated, and renovation costs remained under budget. Of those 219 units, all were leased and achieved an average premium rent rate of $134/month over prior rent rates and within 4% of projected rent rates. The exterior capex work was completed, including HVAC conversion to refrigerated air, new roofs, new exterior paint, upgraded landscaping, pool renovation, re-purposing of an old tennis court to a new resident lounge area with a new basketball court and open grass area, new tables and benches, new BBQ grills, and low-flow toilets and showerheads retrofit. Since the property’s acquisition, the property’s average rent rate increased from $668/month at acquisition to $820/month upon the sale of the property, representing a 23% increase in rent rate.

The property was originally acquired for $18,700,000, or $60,323 per unit, and was sold for $27,325,000, or $88,145 per unit. The initial underwriting projected a property-level internal rate of return (“IRR”) of 17.4%, a 2.04x equity multiple and 8.05% average cash-on-cash return throughout a 5-year hold period. Based on the property’s sale price, we achieved approximately a 21.8% property-level IRR, a 1.58x equity multiple and 6% average cash-on-cash return.

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INVESTMENT ACTIVITY

Distributions

RealtyMogul Apartment Growth REIT has declared distributions for 15 consecutive quarters. The board of directors authorized a distribution for each month of the third quarter of 2021 on September 30, 2021. Distributions have been paid on a quarterly basis since January 1, 2018 and equate to approximately 4.5% on an annualized basis based upon the then current per share purchase price.

DISTRIBUTION SUMMARY

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NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 11/1/21)* $11.05	NAV PER SHARE (AS OF 9/30/21) $11.05

*Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On November 1, 2021, we announced that our NAV per share is $11.05, as of September 30, 2021. Accordingly, effective November 1, 2021, the offering price per share is $11.05. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share stockholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2021 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q2 2021 Shareholder Letter

Q1 2021 Shareholder Letter

Q4 2020 Shareholder Letter

Q3 2020 Shareholder Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL APARTMENT GROWTH REIT, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	November 22, 2021

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